Exhibit 99.1

8 January 2020

Midatech Pharma PLC

(“Midatech” or the “Company”)

Positive results from MTD201-102 Study Supports Subcutaneous Route for Long-Acting Octreotide Product

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), an R&D biotechnology company focused on delivering innovative oncology and rare disease products to patients, is pleased to announce positive headline results from Study 102. The study met its primary endpoints to confirm similar pharmacokinetics and bioavailability of octreotide for subcutaneous and intramuscular routes of administration.

The results demonstrate that MTD201 can deliver sustained plasma octreotide concentrations within the range needed for therapeutic efficacy with an injection interval of six to eight weeks by either subcutaneous or intramuscular administration.

These are key advantages for patients, payors and physicians over the current standard of care. The subcutaneous route of administration is simpler, less painful, and allows the potential for self-administration at home, with less need for hospital visits or nurse supervision to receive treatment. An extended dose interval would reduce the annual treatment burden for patients from 12 to just 6 injections per year, thus providing a much less frequent, more cost effective and patient friendly treatment regimen. These attributes are in addition to already demonstrated advantages for MTD201, including less painful injections due to smaller needle size (21 gauge needle, compared to 19/18 gauge for SLAR), simpler, more reliable reconstitution and injection (less than 10 minutes versus up to 40 minutes for SLAR), and flexibility for unit doses above 30mg.

Study 102 investigated the subcutaneous administration of MTD201 as an additional alternative injection route to intramuscular administration, and determined the preferred administration route to take forward into the MTD201 registration study to be commenced in mid 2020. The primary endpoints were to determine the relative plasma octreotide bioavailability and pharmacokinetics of MTD201 deep subcutaneous injection, MTD201 deep intramuscular injection and Sandostatin® Octreotide Acetate Injection deep subcutaneous injection. The study was conducted in 28 healthy subjects and following a single injection of MTD201 (either subcutaneously or intramuscularly) in early October 2019, all subjects entered a 63-day observation and sampling period to determine plasma octreotide and insulin-like growth factor-1 (IGF-1) concentrations.

The key preliminary results from Study 102 include:

•	Pharmacokinetics (“PK”)
o	both subcutaneous and intramuscular injections produced a similar overall extended octreotide PK profile
o	the octreotide release profile supports injection intervals of up to eight weeks, compared to the predominantly 4 weekly current standard of care
o	inter-subject variability for MTD201 was consistent with that observed for currently commercialised long-acting octreotide products

•	Pharmacodynamics (“PD”)
o	sustained reduction in plasma IGF-1 throughout the 63-day assessment period was similar for both subcutaneous and intramuscular injections
•	Safety
o	MTD201 was very well tolerated. Results show that adverse events were similar for both subcutaneous and intramuscular injections. There was only minor and transient injection site reactions with no differences between the injection routes

Preparation for commencement of the next pivotal study for the clinical development for MTD201 is now underway, which is planned to commence later in H1 2020. A pivotal registration programme to support a second indication in NET is also expected to commence in 2020.

Commenting Craig Cook, CEO of Midatech, said: “We are very pleased with the positive results of Study 102. It confirmed both the subcutaneous dosing route for MTD201, as well as the potential for extended dosing intervals. These are key advantages for patients, physicians and payors, being the first therapy to offer this, and also gives Midatech a competitive advantage versus others as we move the product through to potential approval.”

For more information, please contact:

Midatech Pharma PLC
Dr Craig Cook, CEO Stephen Stamp, CFO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
James Stearns (Corporate Broking)
Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Joseph Green/ Laine Yonker (646) 653-7030/ 7035 jgreen@edisongroup.com/ lyonker@edisongroup.com

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK, and manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the potential treatment options for MTD201 and the development of the programme.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.